                                                                    EXHIBIT 99.1

                                                                   (OLICOM LOGO)

OLICOM REPORTS FULL-YEAR 2002 FINANCIAL RESULTS


COPENHAGEN, DENMARK, FEBRUARY 7, 2003 - Olicom A/S (OTC Bulletin Board: OLCMF) ("Olicom" or "the Company") today reported financial results for the fiscal year ended December 31, 2002.

Key highlights of the year include:

  o For 2002, Olicom's net result was a loss of DKK 18.2 million ($2.6 million), which is in accordance with the previously announced expectations for 2002. The result of primary operations was a loss of DKK 39.5 million ($5.6 million), of which write-down of investments in portfolio companies amounted to DKK 22.8 million ($3.2 million). The result of discontinued business was a profit of DKK 15 million ($2.1 million), which primarily relates to the termination of lease commitments with lower costs than originally expected and the refund of customs duty.

  o Shareholders' equity at year-end was DKK 227 million ($32.1 million) corresponding to DKK 13.40 ($1.89) per share outstanding by the end of 2002.

  o The Company's cash position by the end of 2002 amounted to DKK 95 million ($13.4 million).

  o Due to difficult market conditions, it was decided during the year to wind up four of the Company's investments in portfolio companies. The Company's total loss in connection with these investments in 2002 amounts to DKK 19.3 million ($2.7 million).

  o In 2003, the Company will concentrate on further development of the existing portfolio companies. Until the Company's cash position has been strengthened as a consequence of successful exits, investments in new portfolio companies will only be made, when particularly favorable opportunities are offered. With a view to better exploit the Company's management capacity, the Company will look into the possibilities of further developing the cooperation with other venture capital companies as well as with institutional investors. Follow-up investments in the existing portfolio companies are expected to be in the order of DKK 30 million ($4.2 million).

  o With few exceptions, the Company's existing portfolio companies have completed the initial product development phase and have initiated marketing and sale of products and services. In general, this task is impacted by unfavorable market conditions, and therefore, it cannot be precluded that write-offs of further portfolio investments can become necessary. As to the possibility of exits from portfolio investments, these are also negatively influenced by the prevailing market conditions.

         The Company believes that two of the portfolio investments are ready for exiting, and the Company has initiated the identification of potential buyers. During 2003 additional portfolio investments are expected to become ready for exiting. Whether such exits can be carried through is uncertain, for which reason the Company's expected result for 2003 does not include possible profits from exits. Assuming that it will not be necessary to write off portfolio investments or to substantially write down the value hereof during 2003, the Company expects a negative result for 2003 in the order of DKK 20 million ($2.8 million).

SELECTED FINANCIAL DATA

During 2000, the Company's business activities underwent significant change. Comparison figures for 1998 to 1999 cannot be adjusted to present a comparable view of the Company's present activities and have therefore been omitted.


KEY FIGURES (IN THOUSANDS EXCEPT PER SHARE AMOUNTS):

                                                    2000       2001        2002       2002
                                                     DKK        DKK        DKK        USD*)
CONSOLIDATED STATEMENTS OF INCOME
Valuation adjustments of affiliated
  companies                                         -2,609    -27,739    -22,790     -3,218
Administrative expenses                             24,569     17,249     16,733      2,363
INCOME (LOSS) FROM PRIMARY OPERATIONS              -27,178    -44,988    -39,523     -5,581
Other operating income                                 175        810        593         84
Other operating expenses                               198        796        598         84
Foreign currency gains and losses                   20,132        101       -113        -16
Other financial items, etc                           5,817      6,820      6,380        901
INCOME (LOSS) BEFORE INCOME TAX                     -1,252    -38,053    -33,261     -4,696
Income tax of net income                                 0          0          0          0
Income of discontinued business operations          82,735     42,972     15,025      2,121
NET INCOME (LOSS)                                   81,483      4,919    -18,236     -2,575

BALANCE SHEET DATA
Working capital                                    221,204    181,410    116,902     16,506
Total assets                                       308,271    286,898    248,718     35,119
Total shareholders' equity at end of year          243,100    244,347    227,034     32,057


KEY FIGURES
Book value per share at end of year                  13.96      14.27      13.40       1.89
Share price, at year-end (DKK)                       10.96       8.67       4.98       0.70
Return on equity (%)                                  39.6        2.0       -7.7       -1.1
Earnings (loss) per share                              4.6       0.28      -1.07      -0.15
Weighted average shares outstanding                 17,726     17,294     17,035     17,035
Number of employees at end of year                      10         10         10         10


THE KEY FIGURES HAVE BEEN PREPARED IN ACCORDANCE WITH THE ASSOCIATION OF DANISH FINANCIAL ANALYSTS' "RECOMMENDATIONS AND KEY FIGURES 1997" (DEN DANSKE FINANSANALYTIKERFORENINGS "ANBEFALINGER OG N0GLETAL 1997") ON BASIS OF THE OLICOM GROUP'S ACCOUNTING POLICIES.

*) For convenience amounts in DKK have been translated into US$ applying the year-end rate of DKK 7.0822 per US$ 1.00. This translation should not be construed to imply that the DKK amounts actually represent, or have been or could have been converted into, US dollars.

OLICOM A/S IN 2002

Since May, 2000, the Company has carried on venture capital business with a view to creating value through the development of new products and services based on innovative technology within information and communication technology.

In addition to its listing on the Copenhagen Stock Exchange, Olicom's common shares are quoted on the NASD's OTC Bulletin Board(R). The Company is actively working to deregister the Company's shares in the U.S.

In accordance with its new strategy, the Company made 5 investments in 2000, additional 6 investments were made in 2001, while 2 investments were made in 2002. One investment was exited at a loss in 2001, while four investments were wounded up at a loss in 2002.

INVESTMENT IN PORTFOLIO COMPANIES

At year-end, the Company's portfolio consisted of investments in 8 companies.

Sifira A/S

Sifira has developed a number of so-called messaging products reaching from a simple web-based answering machine with optional extra functionalities to advanced solutions for small and medium-sized companies. The products are sold in Scandinavia and Germany on a service or license basis to mobile and fixed wire operators and service providers. Sifira's solutions have been met with great interest, and contracts have so far been signed with 5 companies. At year-end, the Company had invested DKK 18.0 million ($2.5 million) in Sifira and owned 57.2% of the company. Sifira has 20 employees.

Interactive Television Entertainment ApS

Interactive Television Entertainment ApS ("ITE") is especially known for its Hugo game character, which today is present in more than 30 geographical markets. The company's main activity is the publishing of games for PC, Sony Playstation and Nintendo Gameboy. In certain markets the sale of games is supported by ITE's interactive TV concept. ITE is one of very few companies in Scandinavia, which possess the know-how and technology necessary for developing multi-platform games, and ITE has capitalized on this advantage by developing games for the new generation of mobile phones in cooperation with leading producers of mobile phones. The Company has invested DKK 22.2 million ($3.1 million) in ITE and owns 100% of the company. ITE has 50 employees.

Hymite A/S

Hymite develops technology for automated manufacturing of optical modules and products for sealing such modules deployed within the optical tele and data communications market. Hymite's concept for multifunctional optical modules will provide substantial cost savings compared to existing state-of-the-art technologies, where components are separately deployed. Hymite has several patents pending on the basis of its technology. Hymite has in 2002 signed a number of cooperation agreements with other companies within the optical industry and has also entered into its first commercial contract with one of the leading companies within the industry. The Company has invested DKK 13.0 million ($1.8 million) in Hymite. The investment is syndicated with an international group of investors. The Company owns 19.3% of the company. At its offices in Lyngby and Berlin, Hymite has 26 employees in total.

LH Comlog A/S

Comlog is a mobile data technology company, which develops and markets fleet management systems for the transportation industry. Comlog has developed a range of mobile data terminals based on GSM mobile data technology and GPS - the satelite based global positioning system. The GSM technology enables terminals to send and receive data in most of the world, and the GPS system enables the terminals to determine their geographical position accurate to a few meters. In 2002, the company completed a web based solution, now sold on a license and service basis. At the same time, the company has initiated the marketing of its products on the large German market, and the first deliveries have already been initialized. The Company's investment in Comlog, which was made in cooperation with a Danish investor, amounts to DKK 12.5 million ($1.8 million) and the Company owns 22.5% of Comlog. Comlog has 32 employees.

Scalado AB

Scalado, which is located in Lund, Sweden, has developed solutions and applied for three patents for rendering and transferring digital image information independent of communication technology. Scalado's ImageZoom software, which was introduced in October, 2002, minimizes the amount of data sent from a web server when a visitor views an image and provides unique zooming functionality. Both image presentations on the Internet and within the emerging market for mobile data communication will benefit from the minimization of required bandwidth. In addition to the ImageZoom product, Scalado offers, on an OEM basis, adapted solutions for producers of digital photo and video cameras. The Company has invested DKK 16.3 million ($2.3 million) in Scalado and owns 37.3% of the company. The investment was made in cooperation with a Swedish investor. Scalado has 21 employees.

Decuma AB

Decuma, which is also located in Lund, Sweden, develops and markets handwriting recognition software for handheld devices like mobile phones, PDAs, PC Tablets and digital pens. Decuma's products are sold on an OEM basis to producers of such handheld devices. Decuma's patented Geometrical Invariant Technology (GIT) ads several advantages compared to traditional methods for handwriting recognition, including higher precision in recognizing characters and recognition of rotated, angled and shaky writing. In 2002, Decuma was granted the European IST Grand Prize of Euro 200,000 due to its unique technology. The Company has invested DKK 9.8 million ($1.4 million) in Decuma and owns 14.1% of the company. The investment has been made in cooperation with Swedish investors. Decuma has 21 employees.

Danacell A/S

Danacell has developed and patented a new type of polymer membrane electrolyte for use in rechargeable lithium polymer and lithium ion batteries. The advantages of the membrane are expected to be a substantially increased energy density as well as a substantially increased peak current. Danacell's immediate plan is to complete development of the lithium polymer technology and license it to battery manufacturers. It is expected that the underlying principles for Danacell's patented polymer technology can be used to develop polymers that increase the efficiency of fuel cells. The Company has invested DKK 1.2 million ($0.2 million) in Danacell and owns 16.7% of the company. Danacell has 1 employee.

Tpack A/S

Tpack develops technology and products, which enable suppliers of optical SONET/SDH transmission systems to upgrade their products to support new intelligent data services based on IP and Ethernet like VPN (Virtual Private Network), dynamic adjustment of bandwidth and QoS (Quality of Service). Tpack's solutions aim at teleoperators, who seek new ways to increase their revenue and who wish to reduce their operating expenses without making new big investments. Tpack enables operators to expand their existing network with new data services for IP, VPN and Ethernet at the same time as the utilization of bandwidth is improved. Tpack has already signed its first major development contract. The Company has invested DKK 8.5 million ($1.2 million) in Tpack and owns 21.3%. The investment was made in cooperation with an international group of investors. Tpack has 23 employees.

DISCONTINUED INVESTMENTS

Due to strongly adverse market conditions and subsequent increased funding need, it was decided during 2002 to wind up the investments in four portfolio companies through bankruptcy. The discontinued investments are Vizion Factory e-learning A/S, Transynergy A/S, which had developed a software platform primarily for Business-to-Employee solutions on handheld computers, GoPinocchio ApS, which offered systems integration within mobile data solutions and Mobite A/S, which offered solutions for management of capacity and resources for large companies within the service industry. The Company's total loss in connection with these investments in 2002 amounts to DKK 19.3 million ($2.7 million).

DIVESTED AND DISCONTINUED BUSINESS OPERATIONS

During the last half of 1999, the Company sold its main activities in three transactions with Madge, Intel and Motorola, respectively. In 2002, the Company continued to fulfill the obligations, which the Company assumed in connection with transactions implemented in 1999, signed transfer agreements as well as other agreements relating to discontinued business operations. The Company's restructuring has generally been completed with lower costs than expected when the Company announced its 2001 full-year result.

Accordingly, part of the provisions with respect to the 1999 transactions and subsequent restructuring has been reversed.

Some activities in connection with the restructuring are still outstanding. These are primarily relating to the final winding up of foreign subsidiaries and leases and unsettled employee matters. The Company has accrued provisions to cover the currently expected costs in this regard.

The Company's discontinued production of equipment, used in local area networks was undertaken by contract manufacturers in Thailand, from where the equipment was exported to Denmark. For this import, the Company paid customs duty in accordance with the rating specified by the Danish customs authorities. In 2001, the EU Court of Justice rendered a judgment that directed that a lower rate of customs duty be utilized with respect to the importation of the above-mentioned equipment than the one applied by the Company from 1996 to 1999. In this connection, the Company made a demand for a refund of excess customs duties paid from 1996 to 1999. On the basis of the available information from the customs authorities, the Company has recorded DKK 29 million ($4.1 million) as income in the Financial Statements for 2001, representing the expected refund with the addition of interest till year-end. As the final settlement of the accepted part of the Company's demand was higher than estimated, a further amount of DKK 5.9 million ($0.8 million) has been recorded in 2002.

RESULTS

For 2002, the Company's net result was a loss of DKK 18.2 million ($2.6 million), which is in line with the announced expectations.

RESULT FROM PRIMARY OPERATIONS

The result of the Company's primary operations was a loss of DKK 40 million ($5.6 million). Of this, valuation adjustments of portfolio companies amounted to a loss of DKK 23 million ($3.2 million), which includes the Company's loss in connection with the write-off of portfolio companies as well as write-downs.

In 2002 and 2001, the Company's administrative expenses amounted to DKK 17 million ($2.4 million).

FINANCIAL ITEMS

In 2002, the Group had a financial net income amounting to DKK 6 million ($0.8 million) compared to DKK 7 million ($1.0 million) the year before.

In 2002, the Group had a net loss of DKK 0.1 million ($0.01 million) relating to foreign currency contracts and exchange rate adjustments of monetary assets in US dollars.

INCOME TAXES

The result for 2002 is not taxable.

RESULT OF DISCONTINUED ACTIVITIES

The Group had a profit of DKK 15 million ($2.1 million) relating to discontinued activities. This is generally due to the fact that the restructuring activities have been completed with lower costs than expected. Items worth mentioning are the refund of customs duty, where the Company in 2002 received DKK 5.9 million ($0.8 million) more than expected when the Company announced its 2001 full-year result as well as termination of lease commitments with lower costs than estimated.

RESULT FOR THE YEAR

For 2002, the Company's net result was a loss of DKK 18.2 million ($2.6 million) compared to the previously announced expectation of a loss of approx. DKK 20 million ($2.8 million). This positive deviation is primarily due to reversal of previous provisions for leaseholds, which have been terminated with a better result than expected.


BALANCE SHEET

FINANCIAL FIXED ASSETS

Investments in portfolio companies have increased to DKK 98 million ($13.8 million) due to two new investments in Danacell A/S and Tpack A/S, respectively as well as additional investments in existing portfolio companies. Accounts receivable with portfolio companies has increased to DKK 10 million ($1.4 million) due to a subordinated loan to an existing portfolio company.

CASH AND CASH EQUIVALENTS

At the end of 2002, cash and cash equivalents amounted to DKK 95 million ($13.4 million) corresponding to 38% of total assets.

CASH FLOW

The Group's total cash position by the end of the year amounted to DKK 95 million ($13.4 million). Olicom had a cash flow of DKK 3 million ($0.4 million) from operating activities, including discontinued operations. Investments in portfolio companies amounted to DKK 53 million ($7.5 million).

In 2002, the Company spent DKK 1.6 million ($0.2 million) for the purchase of treasury shares.

SHAREHOLDERS' EQUITY

Shareholders' equity at year-end was DKK 227 million ($32.1 million) corresponding to 91% of total assets of DKK 248 million ($35.0 million). By year-end 2001, the shareholders' equity was DKK 244 million ($34.5 million).

TREASURY SHARES

In 2002, the Company acquired an additional 218,958 treasury shares (1.3%), nominal value DKK 54.7 at a total cost of DKK 1.6 million ($0.2 million).

DEVELOPMENTS IN 2003

Since the end of the financial year, no material matters have occurred with respect to the Company.

EXPECTATIONS FOR 2003

In 2003, the Company will concentrate on further development of the existing portfolio companies. Until the Company's cash position has been strengthened as a consequence of successful exits, investments in new portfolio companies will only be made, when particularly favorable opportunities are offered. With a view to better exploit the Company's management capacity, the Company will look into the possibilities to further develop the cooperation with other venture capital companies as well as with institutional investors. Follow-up investments in the existing portfolio companies are expected to be in the range of DKK 30 million ($4.2 million).

With few exceptions the Company's existing portfolio companies have completed the initial product development phase and have initiated marketing and sale of products and services. In general, this task is impacted by unfavorable market conditions, and therefore, it cannot be precluded that write-offs of further portfolio investments can become necessary. As to the possibility of exits from portfolio investments, these are also negatively influenced by the prevailing market conditions. The Company believes that two of the portfolio investments are ready for exiting, and the Company has initiated the identification of potential buyers. During 2003, additional portfolio investments are expected to become ready for exiting. Whether such exits can be carried through is uncertain, for which reason the Company's expected result for 2003 does not include possible profits from exits. Assuming that it will not be necessary to write off portfolio investments or to substantially write down the value hereof during 2003, the Company expects a negative result for 2003 in the range of DKK 20 million ($2.8 million).

DIVIDENDS

It is proposed that no dividends are paid for 2002.

FINANCIAL STATEMENTS

The Company's printed financial statements are expected to be available on March 13, 2003. This present announcement and the complete financial statements will be available on Olicom's web site: www.olicom.com.

ANNUAL GENERAL MEETING

Olicom's Annual General Meeting will be held at the Radisson SAS Hotel Scandinavia, Amager Boulevard 70, 2300 Copenhagen S, Denmark on Thursday, April 10, 2003 at 3.00 p.m.

ATTACHMENTS

The Group Income Statement, Balance Sheets and a specification of the development of shareholders' equity are enclosed as attachments.


Virum, February 7, 2003


The Board of Directors

About Olicom A/S

Further information is available on Olicom's web site: www.olicom.com.

This announcement includes statements about the future that are subject to risks and uncertainty. Consequently, the actual results may deviate from the anticipated results.

Contact information

Boje Rinhart, CEO
Olicom A/S
+45 (45) 27 00 00

SAFE HARBOR STATEMENT

The foregoing contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. The United States Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as the information is identified as forward looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. The words "anticipate", "believe", "expect", "estimate", "intend", "plan", "should", "could", "may", "objective", "target", "goal" and "strategy" (or the negatives of such terms) and other similar expressions are used in connection with forward-looking statements. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. There can be no assurance that forward-looking statements will approximate actual experience.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                                                               TWELVE MONTHS
                                                                             ENDED DECEMBER 31,
                                                                  ----------------------------------------
                                                                    2001            2002           2002
                                                                  -------          -------     -----------
                                                                    (IN THOUSANDS DKK)         CONVENIENCE
                                                                         (AUDITED)             TRANSLATION
                                                                                                   USD
Valuation adjustment, affiliated companies                        -27,739          -22,790         -3,218

GROSS PROFIT                                                      -27,739          -22,790         -3,218
                                                                  -------          -------         ------
Operating expenses

  GENERAL AND ADMINISTRATIVE                                       17,235           16,738          2,363

  Restructuring charges                                           -36,962          -13,824         -1,952
                                                                  -------          -------         ------
  Total operating expenses                                        -19,727            2,914            411
                                                                  -------          -------         ------
INCOME/(LOSS) FROM OPERATIONS BEFORE INTEREST
  AND INCOME TAXES                                                 -8,012          -25,704         -3,629

  Income from sale of activities                                    4,824              250             35
  Interest income and other, net                                    6,921            6,267            885
                                                                  -------          -------         ------
Income/(loss) before income taxes                                   3,733          -19,187         -2,709
  Income taxes                                                     -1,186             -951           -134
                                                                  -------          -------         ------
NET INCOME/(LOSS)                                                   4,919          -18,236         -2,575
                                                                  -------          -------         ------
Basic earnings/(loss) per share, basic                               0.28            -1.07          -0.15
                                                                  =======          =======         ======
Basic earnings/(loss) per share, diluted                             0.28            -1.07          -0.15
                                                                  =======          =======         ======
Weighted average shares outstanding
                                                                   17,294           17,035         17,035
                                                                  =======          =======         ======
  INCL. COMMON STOCK EQUIVALENTS, BASIC

Weighted average shares outstanding
                                                                   17,305           17,035         17,035
                                                                  =======          =======         ======
  INCL. COMMON STOCK EQUIVALENTS, DILUTED

The balance sheet and statements of income include a convenience translation for the most recent reporting period by applying the quarter-end rate of DKK 7.0822 per US$ 1.00. This translation should not be construed to imply that the DKK amounts actually represent, or have been or could have been converted into, US dollars.

CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                        DEC. 31        DEC. 31        DEC. 31
                                                                          2001           2002          2002
                                                                       ---------       --------     -----------
                                                                       (IN THOUSANDS DKK)           CONVENIENCE
                                                                            (AUDITED)               TRANSLATION
                                                                                                        USD
                                                                                                    (UNAUDITED)
ASSETS

Current assets:
  CASH AND CASH EQUIVALENTS                                              148,288         91,970         12,986
  Restricted cash                                                         21,679          3,191            451
  OUTSTANDING AMOUNTS, AFFILIATED COMPANIES                               24,589         37,835          5,342
  ACCOUNTS RECEIVABLE                                                        638            996            140
  Prepaid expenses and other current assets                               28,767          4,594            649
                                                                         -------        -------         ------
Total current assets                                                     223,961        138,586         19,568
                                                                         -------        -------         ------
LONG-TERM ASSETS                                                           3,677          2,302            325
                                                                         -------        -------         ------
  Investments, property and equipment, net                                   969            167             24
  OUTSTANDING AMOUNTS, AFFILIATED COMPANIES                                    0         10,000          1,412
  Investments in affiliated companies                                     58,291         97,663         13,790
                                                                         -------        -------         ------
Total assets                                                             286,898        248,718         35,119
                                                                         =======        =======         ======
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued liabilities                                12,433          7,998          1,129
                                                                         -------        -------         ------
Total liabilities                                                         12,433          7,998          1,129
Provisions:
  Restructuring charges                                                   30,118         13,686          1,933
                                                                         -------        -------         ------
Total provisions                                                          30,118         13,686          1,933
Shareholders' equity                                                     244,347        227,034         32,057
                                                                         -------        -------         ------
Total liabilities and shareholders' equity                               286,898        248,718         35,119
                                                                         =======        =======         ======

The balance sheet and statements of income include a convenience translation for the most recent reporting period by applying the quarter-end rate of DKK 7,0822 per US$ 1.00. This translation should not be construed to imply that the DKK amounts actually represent, or have been or could have been converted into, US dollars.

SPECIFIED SHAREHOLDERS' EQUITY

                                           ADDITIONAL                                                    TOTAL
                               COMMON       PAID-IN       TREASURY       RETAINED                         USD
                               SHARES       CAPITAL        SHARES        EARNINGS        TOTAL       (CONVENIENCE
                                DKK           DKK            DKK           DKK            DKK         TRANSLATION)
                               ------      ----------     --------       --------        -----        ------------
Balance at Jan. 1, 2001        4,641        620,828       -124,986       -258,410       242,073          34,180
Adj. beginning of year
 2001                                       -58,156                        58,156             0               0
Change of accounting
 policy                                                                     1,027          1,027             145
                               -----        -------       --------       --------       --------         -------
Adjusted balance
  at Jan. 1, 2001              4,641        562,672       -124,986       -199,227        243,100          34,325
Acquisition of
  287,300 treasury
  shares                                                    -2,719                        -2,719            -384
Decrease of share
 capital                        -302       -119,466        119,768                             0               0
Currency revaluation/
  write-down                                                                 -953           -953            -135
Carry forward                              -443, 206                      443,206              0               0
Net income (loss)                                                           4,919          4,919             695
                               -----        -------       --------       --------       --------         -------
Balance at Jan. 1, 2002        4,339              0         -7,937        247,945        244,347          34,501

Acquisition of 218,958
 treasury shares                                            -1,597                        -1,597            -225
Currency revaluation/
 write-down                                                                 2,520          2,520             356
Net income (loss)                                                         -18,236        -18,236          -2,575
                               -----        -------       --------       --------       --------         -------

Balance at Dec. 31, 2002       4.339              0         -9,534        232,229        227,034          32,057
                               =====        =======       ========       ========       ========         =======
Balance at Dec. 31, 2002
 (USD)                           613              0         -1,347         32,791         32,057
                               =====        =======       ========       ========       ========